Kathleen M. Macpeak

+1.202.373.6149

kathleen.macpeak@morganlewis.com

VIA EDGAR

January 23, 2017

Edward J. Rubenstein

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	Nuveen High Income 2020 Target Term Fund (File Nos. 333-212964 and 811-23051) (the “Fund”)

Dear Mr. Rubenstein:

This letter responds to comments you provided via telephone on November 21, 2016 to the Fund’s Pre-Effective Amendment No. 1 on Form N-2, which was filed on November 3, 2016 for the purpose of responding to staff comments received on September 1, 2016 to the Fund’s initial registration statement, filed on August 5, 2016 for the purpose of registering additional common shares of the Fund.

The following summarizes your comments and our responses. Unless otherwise noted, capitalized terms have the same meaning as contained in the Fund’s Prospectus or Form N-2. Any underlined language is to distinguish new language from existing language and is underlined only for this correspondence.

Cover Page

1.	Comment: Please confirm supplementally the maturity of the Fund’s holdings continue to be limited to no later than May 1, 2021.

Response: Confirmed.

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

Edward J. Rubenstein

January 23, 2017

Prospectus Summary - Portfolio Contents, pages 2-3

2.	Comment: The following disclosure appears under “Portfolio Contents” (emphasis added):

The Fund invests in below investment grade corporate debt securities commonly referred to as “high yield” securities or “junk bonds” (as described in “—Investment Policies” below). Corporate debt securities are bonds, notes and preferred securities issued by corporations or other business entities. The Fund may also invest in other types of securities including senior loans, convertible securities and other types of debt instruments described in this Prospectus and the SAI and derivatives that provide comparable economic exposure to the corporate debt market.

If investments in “other types of debt instruments” are principal investments, please add clarifying disclosure to this effect.

Response: The other types of debt instruments are not principal investments of the Fund and therefore no further disclosure has been added.

3.	Comment: Continuing under “Portfolio Contents,” please consider clarifying whether the Fund’s portfolio is composed principally of high yield corporate debt or non-high yield corporate debt.

Response: Registrant believes that given the Fund’s policy to invest at least 80% of its Managed Assets in corporate debt securities, and separately at least 80% of its Managed Assets in securities that, at the time of investment, are rated below investment grade, additional clarification on this point is unnecessary and redundant. Discussion of the Fund’s 80% policy may be found on the Cover Page, Summary, Prospectus and SAI.

4.	Comment: The disclosure in this section states that the Fund may invest “up to 30% of its Managed Assets in securities of foreign corporations and governments, including up to 20% of its Managed Assets in securities of emerging markets issuers.” Please clarify whether the Fund may invest in debt obligations or equity securities of foreign corporations and governments.

Response:

The limits on non-US exposure noted above and throughout the registration statement are intended to apply to debt instruments eligible for purchase by the Fund including, but not limited to, corporate debt securities and senior loans. Securities in which the Fund primarily invests (i.e., debt, not equity) are clearly disclosed in the registration statement. Moreover, the following disclosure appears under “Investment Policies” (page 29):

“The Fund will not invest in common equity securities.”

Edward J. Rubenstein

January 23, 2017

5.	Comment: To the extent the use of credit default swaps constitutes a principal investment strategy of the Fund, please disclose their use in this section.

Response: To date, the Fund has not entered into any credit default swap agreements, does not expect to do so in any significant manner, and does not consider credit default swaps to be a principal investment strategy for the Fund. As a result, the Fund believes that the current placement of its disclosure regarding credit default swaps (i.e., in the back half of the prospectus) is appropriate. Should the Fund increase its use of credit default swaps, it will re-examine the substance and placement of its disclosure, including whether the summary should include a discussion of such instruments. Further, this response is substantively identical to responses previously accepted by the staff to similar funds managed by the Adviser (see, e.g., Correspondence filed via Edgar File Nos.: 333-211785 and 811-22967 (Dec. 16, 2016)).

Prospectus Summary - Investment Policies, pages 3 - 4

6.	Comment: Please disclose how derivatives will be valued for purposes of calculating Managed Assets.

Response: Registrant will add the following disclosure:

“With respect to the Fund’s investment policies, for purposes of calculating Managed Assets, the Fund will value eligible derivatives at fair value or market value instead of notional value.”

Prospectus Summary - Special Risk Considerations, pages 10 - 20

7.	Comment: Under “Derivatives Risk, including the Risk of Swaps,” please disclose, if true, that the Fund may use credit default swaps.

Response: Registrant will add disclosure clarifying the use of credit default swaps, while not currently employed, is permitted.

8.	Comment: If appropriate, please update the “Reliance on Investment Adviser” risk disclosure in the Risk Factors section of the prospectus.

Response: Registrant has determined to remove the disclosure as it is no longer applicable.

Edward J. Rubenstein

January 23, 2017

9.	Comment: Please add tax risk, which is currently discussed in the Prospectus, to the Summary.

Response: The requested information will be provided in the Fund’s next pre-effective amendment.

Prospectus Summary - Distributions, pages 20-21

10.	Comment: The third paragraph states that the Fund reserves the right to change its distribution policy and the basis for establishing the rate of its monthly distributions at any time. Please disclose that any such change would be made subject to a finding by the Fund’s Board of Trustees that such change is in the best interests of the Fund and its Common Shareholders.

Response:

Registrant will make the requested change in the Fund’s next pre-effective amendment.

The Fund’s Investments - Other Policies, page 30

11.	Comment: Please disclose which investment policies are fundamental and which are non-fundamental.

Response: We have added the following statement to the Investment Policies section of the Summary and Prospectus:

“Unless otherwise stated, all investment policies are non-fundamental.”

Use of Leverage, pages 41-43

12.	Comment: Under “Effects of Leverage,” please provide the disclosure required by the instruction to Item 8.3.b.1 and Item 8.3.b.2 of Form N-2 with respect to certain interest rates and interest rate coverage information and dividend payments.

Edward J. Rubenstein

January 23, 2017

Response: Currently, the Fund employs financial leverage through borrowing and, therefore, there are no dividend payments made by the Fund. Registrant currently discloses the average annual interest rate on the Borrowings and, as requested, will add the following underlined disclosure regarding the annual return that the Fund’s portfolio must experience in order to cover annual interest on Borrowings:

Currently, the Fund employs financial leverage through borrowing. On August 14, 2015, the Fund entered into a $46.5 million (maximum commitment amount) credit agreement with the Sumitomo Mitsui Banking Corporation (“Sumitomo”). During the period August 19, 2015 (initial draw on borrowings) through December 31, 2015, the average daily balance outstanding and average annual interest rate on the Borrowings was approximately $39.9 million and 0.87%, respectively. The annual return that the Fund’s portfolio must experience in order to cover annual interest on borrowings is 0.208%.

Investment Adviser, Sub-Adviser, and Portfolio Managers - pages 52 - 54

13.	Comment: Footnote (1) to the fund-level fee table states: “Total assets for this purpose shall include assets attributable to the Fund’s use of effective leverage through investments in the residual interest certificates (also called inverse floating rate securities) in TOB trusts (whether or not those assets are reflected in the Fund’s financial statements for purposes of generally accepted accounting principles).” If the Fund invests in inverse floating rate securities, please add a line item in the Summary of Fund Expenses table for the interest payable on such instruments. Please also include a discussion of the accompanying risks of the Fund’s investments in inverse floating rate securities.

Response: The Fund does not invest in inverse floating rate securities.

Plan of Distribution, pages 65 - 67

14.	Comment: If applicable, please state the number of Common Shares to be underwritten by Nuveen Securities, LLC. See Item 5.1.c of Form N-2.

Response: Registrant will add the requested disclosure.

Investment Restrictions, pages 5-7

15.	Comment: In policy (4), the Fund seeks to carve out lenders and other financial intermediaries from the term “issuer” for purposes of the Fund’s concentration policy. Assets allocated to any loan participation or bank loan where the Fund does not assume a contractual lending relationship with the borrower under the loan should be considered as being invested in the industry of the financial intermediary as well as in the industry of the borrower. See Pilgrim Prime Rate Trust, SEC No-Action Letter (June 29, 1989). Please revise this policy accordingly.

Edward J. Rubenstein

January 23, 2017

Response: Investment restriction number (4) is a fundamental policy of the Fund and, accordingly, may not be changed without a vote of shareholders, as required by Section 13(a)(3) of the 1940 Act. Nonetheless, Registrant will clarify that, for purposes of this investment restriction number (4), both the institution selling the loan and the ultimate borrower would be considered “issuers” for purposes of this concentration policy where a participation does not shift to the Fund the direct debtor-creditor relationship with the borrower.

16.	Comment: Please disclose whether the Fund will distribute all of its gains to shareholders each fiscal year.

Response: The Fund will distribute its capital gains in compliance with the rules and regulations applicable to registered investment companies under the Internal Revenue Code and the Investment Company Act of 1940, as amended. The Fund’s policies with respect to its distributions are disclosed prominently throughout in the Registration Statement. Below is an example of such disclosure. See “Distributions.”

The Fund currently intends to distribute, at least annually, realized capital gains (if any). However, for the purpose of pursuing its investment objective of returning Original NAV, the Fund may also elect in the future to retain rather than distribute all or a portion of any net capital gains (which is the excess of long-term capital gain over net short-term capital loss) otherwise allocable to Common Shareholders and pay U.S. federal corporate income tax on the retained gain.

***

Edward J. Rubenstein

January 23, 2017

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6149.

Sincerely yours,

/s/ Kathleen M. Macpeak
Kathleen M. Macpeak

cc:	Kevin McCarthy

Gifford Zimmerman

Mark Winget

Thomas S. Harman